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Grupo Pao de Acucar

Investor Relations
Av. Brig. Luis Antonio, 3.126
1 andar - Jd. Paulista
CEP: 01402-901
Sao Paulo - SP - Brasil

                   Companhia Brasileira de Distribuicao (CBD)
                         Announces June 1999 Net Sales

--------------------------------------------------------------------------------

Sao Paulo, Brazil, July 15, 1999 - Companhia Brasileira de Distribuicao (NYSE:CBD, BOVESPA:PCAR4) today announced preliminary, non-audited June 1999 net sales figures. The information discussed below represents net sales variations of CBD all stores and same store formats.

--------------------------------------------------------------------------------


                                   Highlights

                                 June 1999 same
                                  store sales
                                 increased 8.3%
                                compared to June
                                     1998.

                               Number of clients
                                    grew 34%
                                compared to June
                                     1998.

                                  Floor space
                                increased 15% in
                                the same period.


Total net sales for June 1999 increased 23.2% to R$427.5 million compared to the same period in 1998.

Same store net sales in June 1999 grew 8.3% compared to June 1998.


Net Sales by Division 1999/1998 - Variation (%)
(Preliminary, non-audited)
                                      ------------------------------------------
                                         Nominal Currency     Constant Currency
                                          Corporate Law       Indexed by IGP-DI
                                      --------------------- --------------------
                                               June                  June
----------------------------------------------------------- --------------------
                                         All       Same       All        Same
----------------------------------------------------------- --------------------
Pao de Acucar                           20.8%     13.0%      11.5%        4.3%
Barateiro                               31.2%     10.7%      21.1%        2.2%
Extra                                   56.1%      8.2%      44.1%       -0.1%
Eletro                                   7.8%    -21.8%      -0.4%      -27.8%
----------------------------------------------------------- --------------------
CBD                                     23.2%      8.3%      13.8%        0.0%
--------------------------------------------------------------------------------


Factors which contributed to these results were:

o Improved performance of supermarket operations demonstrating a favorable scenario for food products, as well as positive results from investments made in renovations and customer service.

o Improvement of Extra division performance compared to previous months, demonstrating an improved scenario for non-food products, as well as continuous benefits from stores remodeling. Sales from the 32 Barateiro supermarkets acquired in June 1998 were distributed among CBD's divisions as follows: 7 Extra hypermarkets and 25 Barateiro supermarkets.

o Customer base increase of 34% compared to June 1998, greater than floor space increase of 15% in the same period.

Credit card and post-dated check sales did not present any significant change compared to the first quarter of 1999. However, installment sales increased to 3.9% in the second quarter of 1999 compared to 3.2% in the first quarter of 1999, representing 4.2% in June 1999. This was mainly due to lower interest rates.

           ----------------------------------------------------------
           Form of Payment          4Q98     1Q99     2Q99   June 99
           ----------------------------------------------------------
           Cash                     53.8%    56.2%    55.8%  55.7%
           Credit                   46.2%    43.8%    44.2%  44.3%
              Credit Card           21.5%    22.9%    23.0%  23.1%
              Food Voucher           7.3%     7.2%     6.9%   6.6%
              Post-dated Checks     11.9%    10.5%    10.4%  10.3%
              Installments           5.5%     3.2%     3.9%   4.2%
           ----------------------------------------------------------

Companhia Brasileira de Distribuicao operates a total of 320 stores in 11 Brazilian states through three formats. In addition to the Pao de Acucar and Barateiro supermarket divisions, the Company operates Extra hypermarkets and Eletro home appliance stores.


NOVASOC Ltda.

During June 1999, 10 supermarkets leased from the Paes Mendonca chain initiated operations with the Novasoc Ltda. company, under the formats Pao de Acucar (9 stores) and Barateiro (1 store). Product supplied from CBD's distribution center to these stores totaled R$ 4 million during this period.

The hypermarkets and other supermarkets are currently being renovated and converted into CBD's store formats. Operations are estimated to begin during the third quarter of 1999.




Ricardo Florence dos Santos                       Rosemary Otero
Investor Relations Director - CBD                 Edelman Financial
Tel: (55-11) 886 0421 Fax: (55-11) 884 2677       Tel: (212) 704 4486 Fax: (212) 768 1025
Email: pa.relmerc@paodeacucar.com.br              Email: rosemary_otero@edelman.com

Fernando Tracanella
Email: ftraca@paodeacucar.com.br

                  Website: http://www.grupopaodeacucar.com.br